

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the SonicShares™ Airlines, Hotels, Cruise Lines ETF, a series of Tidal ETF Trust under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company